November 20, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Linda Van Doorn Rachel Zablow

RE:	Brandywine Realty Trust Form 10-K for the year ended December 31, 2006 Filed March 1, 2007 File No. 1-09106
Dear Ms. Van Doorn and Ms. Zablow:
We have received your November 8, 2007 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Commitments, page 59
1.	Please confirm to us that you will revise your disclosure to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company confirms that in our future filings, we will modify the disclosure to include interest in our table and in any related discussions.
Consolidated Financial Statements
Note 15 — Beneficiaries’ Equity, page F-29
Share Based Compensation, page F-30
Outperformance Program, page F-32

Securities and Exchange Commission
November 20, 2007

2.	We note that you will make payments (in the form of common shares) to executive-participants under the outperformance program only if total shareholder return exceeds percentage hurdles established under the outperformance program. For all periods presented, clarify whether the required hurdles have been reached and tell us the number of shares granted under the program. Advise us of whether the executive-participants provided any consideration for shares granted and tell us your basis for amortizing the fair value of the awards over a five-year period. Include a description of the valuation methodology used to determine the fair value of shares granted and tell us how you considered the compensation elements of the program under SFAS 123R.

Background

The Outperformance Program (“OPP”) Award was established under the Company’s Amended and Restated 1997 Long-Term Incentive Plan (referred to as the “1997 Plan”). Pursuant to the terms of the award, payments in the form of common shares will be made under the OPP only if the Company’s total shareholder return (“TSR”) exceeds percentage hurdles established under the program. The dollar value of any payments will depend on the extent to which the Company’s performance exceeds those hurdles. The OPP Award was designed to achieve the following objectives: (1) attract the best-in-class talent, (2) retain key leaders, (3) provide incentives for future performance, and (4) align the long-term interests of the Company’s executives with the interests of the shareholders. In its analysis, the Compensation Committee of the Board of Directors considered data and recommendations of an independent compensation consulting firm, alternative approaches to compensation both within and outside of the REIT industry and the Company’s current short and long-term compensation agreements. A full copy of the plan is attached as Exhibit 10.1 to the Form 8-K filed on September 1, 2006.

The OPP was adopted in August 2006, which coincided with the initial grant. There were no other award grants made under this program during the periods presented in the annual report on Form 10-K for the year ended December 31, 2006. The dollar value of the compensation pool for the awards granted in August 2006 will depend upon the extent to which our total shareholder return between August 1, 2006 and July 31, 2009 (the three-year measurement period) exceeds either or both of two hurdles.

To determine the amount that the Company would fund into the compensation pool for each award, we would first calculate the “excess value” attributable to the excess of the total shareholder return over one or both of the hurdles. If the total shareholder return does not exceed a hurdle then no credit will be made to the compensation pool on account of such hurdle. After the excess values are calculated, the Company will allocate portions of such excess, if any, based on predefined participation percentages to the compensation pool. These participation percentages increase if certain

Securities and Exchange Commission
November 20, 2007

additional levels of returns are achieved. The excess amounts allocable to the pools are limited by maximum amounts contained in the plan for each tranche.
The first hurdle will be met if our total shareholder return over the three-year measurement period exceeds the greater of a fixed return of 27% or 100% of the Morgan Stanley REIT Index return over the same period. The second hurdle will be met if our total shareholder return over the three-year measurement period exceeds a fixed return of 30%. The three-year measurement period has not ended for any awards granted under this program, neither of the required hurdles has been exceeded as of December 31, 2006 or as of the more recent reporting date of September 30, 2007 and no shares have been issued under the program during any of the periods presented.
We advise you that no shares have been issued under this program and the executive participants have not provided any related consideration. We further advise you that the executives will not be required to provide any consideration for shares that may be granted under the program in the future, other than requisite years of service.
Payments under the program will only be made in common shares. The number of shares determined will be based upon the then-current stock price at the time the shares are issued. Twenty percent (20%) of the common shares issued to each award recipient will be fully vested on the date of issuance, (July 31, 2009). The remaining eighty percent (80%) will vest over the remaining requisite service period, in two equal annual installments on each of the first and second anniversaries of the date of issuance, subject to accelerated vesting upon a change of control or for death/disability. Therefore, we are amortizing the fair value of the awards as an expense over the five year period beginning on the date of grant using a graded vesting attribution method. If, prior to the applicable vesting date, a participant’s employment with the Company terminates for any reason (other than death or disability,) then the unvested portion of the participant’s award will be immediately forfeited. The market conditions are listed above and the service condition requires that the executive remain in the employment of the Company through each of the three vesting dates provided, however that in the case of our President and CEO, if he is terminated without cause or resigns for good reason (as defined in his employment agreement), then he shall be treated as having been in the employ of the Company through each vesting date.
Equity Classification
A target stock price plan is one in which the equity award does not vest unless the company’s stock price achieves a certain pre-established target. The Company has concluded that the OPP Award is a target stock price plan as award issuance is directly related to total shareholder return, calculated using the increase/decrease in the Company’s stock price plus common stock dividends. FASB 123(R) considers a target stock provision to be a market condition. Accordingly, we concluded that compensation expense is required for such target price awards as long as service

Securities and Exchange Commission
November 20, 2007

requirements are met-even if the targeted stock price is not reached (paragraph 26 of FASB 123(R)).
Each individual is granted a fixed percentage of the total plan. This represents an economic interest in the Company that is directionally correlated between upward/downward movement in stock price and outcome of the award (i.e., the interests of the common shareholders — This interest increases in value with a share price increase and decreases with a decrease in share price).
Approximately 90% of OPP awards were granted at inception, if/when the remainder is granted, that would constitute a new grant(s) and would be valued at that time. In the event that a portion of the plan is forfeited, it would be available to be granted to other employees, however, that would also constitute a new grant and would be valued at that time.
The Company also considered whether this could be considered an award that should be characterized as a liability due to the discrete dollar value thresholds (i.e. specific dollar amounts to be settled with a variable number of shares based on the then-current stock price). It was concluded that given the significant number of potential out-comes within the range, that was more akin to a stock settled SAR (as opposed to stock-settled debt described in paragraph 12.a of FASB 150, as it is not a single fixed dollar amount but rather a significant number (as there is not predominately a single dollar amount settled in a variable number of shares) of potential dollar amount outcomes which increase directionally with the value of the stock). Accordingly, treatment as an equity classified award was considered appropriate given the significant number of viable outcomes.
Therefore, the Company determined the estimated fair value of the award at plan inception and is recognizing such expense over the requisite service period (i.e., 5 years — see discussion of recognition due to graded vesting schedule) (or shorter period if accelerated vesting were to occur as a result of death or disability or change in control).
Given the limited number of grantees and their positions, a relatively low number of forfeitures were expected initially. These expectations are periodically reviewed and adjusted as appropriate.
Valuation
According to paragraph A14 of FASB 123(R), the statement does not specify a preference for a particular valuation technique or model in estimating the fair values of the instrument, however, it requires a model that meets the criteria of fair value measurement and appropriately reflects the plan terms. Ultimately, the result of the measurement process is to estimate the fair value of equity instruments to which

Securities and Exchange Commission
November 20, 2007

employees become entitled when they have rendered the required service and satisfied any other conditions necessary to earn the right to benefit from the instruments.
We engaged Appraisal Economics, an external consulting/valuation firm, to value the grants as of the date of each award. Appraisal Economics used a Monte Carlo model through the following steps:
1)	They modeled the data generating process. That is, they established values for the mean expected returns and the standard deviation of those returns for the Company and the Index.

2)	Second, they used a correlation analysis to determine the relationship between the TSR of the Company’s common stock and the TSR of the Index. This enabled them to generate a large sample of simulated returns for the Company.

3)	Third, they employed this data to generate 100,000 estimates of the value of the OPP award.

4)	Fourth, they used these estimates to gauge a sample distribution of these values and arrive at the mean expected value of the award.
Note 19 — Segment Information, page F-34
3.	Paragraph 27 of SFAS 131 requires that you disclose depreciation and amortization expense by segment if the specified amounts are provided to the chief operating decision maker, even if not included in the measure of segment profit. Please advise us whether these amounts are provided to your chief operating decision maker. If so, revise your disclosure in future filings to separately disclose depreciation and amortization for each reportable segment. Otherwise, expand your disclosure to clarify how you determine segment net operating income.
The Company does not provide depreciation and amortization expense by segment to the chief operating decision maker. The Company will expand the disclosure to clarify how we determine segment net operating income in future filings as follows:
“Net operating income is defined as total revenue less property operating expenses and real estate taxes. Segment net operating income includes revenue, real estate taxes and property operating expenses directly related to operation and management of the properties owned and managed within the respective geographical region. Segment net operating income excludes property level depreciation and amortization, revenue and expenses directly associated with third party real estate management services, expenses associated with corporate administrative support services, and inter-company

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November 20, 2007

eliminations. Below is a reconciliation of consolidated net operating income to consolidated net income from continuing operations.”
4.	Further to our previous comment, it is unclear to us why you do not report capital expenditures by reportable segment. On page 52 you state that your principal liquidity needs for the next twelve months include the funding of capital expenditures, including capital and tenant improvements and leasing costs. Do you represent that your chief operating decision maker does not consider capital expenditures as part of their allocation of resources to each reportable segment? Revise your disclosure as appropriate or advise us. Refer to paragraphs 27 and 28 of SFAS 131
We advise you that while the chief operating decision maker carefully considers the amount of company resources that are consumed by capital expenditures, the approach is not segment focused. Accordingly, segment capital expenditure information is not included in the operating result information regularly reviewed by the chief operating decision maker. The approach that the Company employs to direct the allocation of resources for capital expenditures is dependent on the nature of the individual capital project. The activities can be segregated into three categories, which are separate from the operating segments reviewed by our chief operating decision maker, namely 1) development and redevelopment projects, 2) tenant specific expenditures, and 3) capital improvement projects.
Development and redevelopment project opportunities are presented to, and considered for approval, by the chief operating decision maker on a case by case basis. Given the significant size of the projects, the chief operating decision maker monitors the spending for approved projects on an individual basis, not as part of an overall allocation to an operating segment.
Tenant specific expenditures generally include tenant improvement projects and related capitalized leasing costs. The decision to spend is deal specific.
Capital improvement projects relate to all other capital projects. Annually, the segment managers will submit a list of projects to be considered by the chief operating decision maker. The Company then ranks all projects based on the nature of each project such as safety, revenue enhancing, general maintenance and other factors. The ranking is done on a company-wide basis, not within the regions. The chief operating decision maker will set a company-wide budget for all capital improvement projects after weighing the needs communicated with capital resources available to the Company. Once the total company-wide budget is set, the highest ranked projects are approved until the cumulative total of the approved projects reaches the company-wide budget. Please note that the approval process is based on the merits of the

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November 20, 2007

specific project and is approved based on a company-wide spending threshold, not on an operating segment basis. In addition, once approved, the information regularly reviewed by the chief operating decision maker includes only consolidated capitalized expenditures for the period on a Company wide basis and does not include summarized segment spending for these projects.
As requested, these responses to your comments have been filed on EDGAR within ten business days of your associated letter. In closing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907.

Very truly yours,

Howard M. Sipzner Executive Vice President and Chief Financial Officer